Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

GUIYANG, China, March 1, 2022 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter and Fiscal Year 2021 Financial and Operational Highlights

•

Total net revenues in the fourth quarter of 2021 were RMB1,429.4million (US$224.3 million), an increase of 68.1% from RMB850.4 million in the same period of 2020. Total net revenues in 2021 were RMB4,657.0 million (US$730.8 million), an increase of 80.4% from RMB2,580.8 million in 2020.

•

Net loss in the fourth quarter of 2021 was RMB1,321.1 million (US$207.3 million), compared with RMB2,775.6 million in the same period of 2020. Net loss in 2021 was RMB3,654.5 million (US$573.5 million), compared with RMB3,470.5 million in 2020.

•

Non-GAAP adjusted net income[1] in the fourth quarter of 2021 was RMB242.8 million (US$38.1 million), compared with RMB147.9 million in the same period of 2020. Non-GAAP adjusted net income in 2021 was RMB450.5 million (US$70.7 million), compared with RMB281.1 million in 2020.

•

Gross Transaction Value (“GTV”)[2] in the fourth quarter of 2021 reached RMB69.5 billion (US$10.9 billion), an increase of 22.1% from RMB56.9 billion in the same period of 2020. Gross Transaction Value (“GTV”) in 2021 reached RMB262.3 billion (US$41.2 billion), an increase of 50.9% from RMB173.8 billion in 2020.

•

Fulfilled orders[3] in the fourth quarter of 2021 reached 34.8 million, an increase of 41.6% from 24.6 million in the same period of 2020. Fulfilled orders in 2021 reached 128.3 million, an increase of 78.8% from 71.7 million in 2020.

•

Average shipper MAUs[4] in the fourth quarter of 2021 reached 1.57 million, an increase of 20.6% from 1.31 million in the same period of 2020. Average shipper MAUs in 2021 reached 1.48 million, an increase of 36.8% from 1.09 million in 2020.

“We are pleased to report solid fourth quarter and full year results as our efforts to steer matching efficiency and user engagement to new levels have resulted in sustainable top-line growth,” said Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “As we move further into 2022, we will focus on strengthening our monetization system to support our long-term, healthy development as we explore new growth areas, and capitalize on our digital strengths to transform FTA into a green and low-carbon logistics service provider. We are proud to fulfill our social responsibilities by improving efficiency, promoting energy conservation and reducing emissions. We seek to benefit the industry and society at large as we strive to effectively execute our roadmap to deliver value for our users and shareholders alike.”

Mr. Simon Cai, Chief Financial Officer of FTA, added “Our robust results in the fourth quarter demonstrate the resilience of our platform. Our total revenues reached RMB1.43 billion, 68.1% higher than the prior year period, exceeding the top end of our revenue guidance by 9.1%. Our profitability continued to improve steadily, thanks to the consistent enhancement of our monetization efforts and the streamlining of our operational efficiencies. Most notably, on a non-GAAP basis, net income expanded further to RMB242.8 million from RMB147.9 million a year ago. We expect our user base to remain sticky on our platform and help us continue to deliver strong results.”

[1]

Non-GAAP adjusted net income/(loss) is defined as net income/(loss) excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors.

[3]

Fulfilled orders on our platform in a given period is defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled, and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of such period, by (ii) the number of months in such period. Shipper MAUs are defined as the number of active shippers on our platform in a given month.

Fourth Quarter 2021 Financial Results

Net Revenues (including value added taxes (“VAT”) of RMB493.8 million and RMB798.6 million for the three months ended December 31, 2020 and 2021, respectively). Total net revenues in the fourth quarter of 2021 were RMB1,429.4 million (US$224.3 million), representing an increase of 68.1% from RMB850.4 million in the same period of 2020, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the fourth quarter of 2021 were RMB1,229.0 million (US$192.9 million), representing an increase of 85.7% from RMB661.8 million in the same period of 2020. The increase was primarily due to an increase in revenues from freight brokerage service as well as rapid growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the fourth quarter of 2021 were RMB760.9 million (US$119.4 million), an increase of 61.1% from RMB472.4 million in the same period of 2020, primarily driven by significant growth in transaction volume, partially offset by a decrease in average fee rate to attract more shippers to our service.

•

Freight listing service. Revenues from freight listing service in the fourth quarter of 2021 were RMB200.5 million (US$31.5 million), an increase of 30.0% from RMB154.3 million in the same period of 2020, primarily attributable to an increase in total paying members amid increased shipper demand for our services as our business continued to expand.

•

Transaction commission. Revenues from transaction commissions amounted to RMB267.5 million (US$42.0 million) in the fourth quarter of 2021, an increase of 6.6 times from RMB35.2 million in the same period of 2020, primarily driven by a rapid ramp-up of commissioned GTV penetration.

Value-added services. Revenues from value-added services in the fourth quarter of 2021 were RMB200.4 million (US$31.5 million), compared with RMB188.5 million in the same period of 2020, mainly attributable to increased revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB266.3 million and RMB490.5 million for the three months ended December 31, 2020 and 2021, respectively). Cost of revenues in the fourth quarter of 2021 was RMB658.2 million (US$103.3 million), compared with RMB398.4 million in the same period of 2020. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB555.5 million, representing an increase of 67.4% from RMB331.8 million in the same period of 2020, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the fourth quarter of 2021 were RMB239.4 million (US$37.6 million), compared with RMB161.3 million in the same period of 2020. The increase was primarily due to an increase in salary and benefits expenses driven by an increase in sales and marketing headcount as well as an increase in advertising and marketing expenses related to the promotion of new initiatives, partially offset by a decrease in share-based compensation expenses.

General and Administrative Expenses. General and administrative expenses in the fourth quarter of 2021 were RMB1,636.2 million (US$256.7 million), compared with RMB2,977.7 million in the same period of 2020. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the fourth quarter of 2021 were RMB233.6 million (US$36.7 million), compared with RMB119.0 million in the same period of 2020. The increase was primarily due to an increase in salary and benefits expenses driven by the higher headcount in research and development personnel.

Loss from Operations. Loss from operations in the fourth quarter of 2021 was RMB1,351.9 million (US$212.1 million), compared with RMB2,805.2 million in the same period of 2020.

Non-GAAP Adjusted Operating Income5. Non-GAAP adjusted operating income in the fourth quarter of 2021 was RMB159.1 million (US$25.0 million), compared with RMB121.0 million in the same period of 2020.

Net Loss. Net loss in the fourth quarter of 2021 was RMB1,321.1 million (US$207.3 million), compared with RMB2,775.6 million in the same period of 2020.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the fourth quarter of 2021 was RMB242.8 million (US$38.1 million), compared with RMB147.9 million in the same period of 2020.

Basic and Diluted Net Loss per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS7. Basic and diluted net loss per ADS were RMB1.23 (US$0.19) in the fourth quarter of 2021, compared with RMB16.97 in the same period of 2020. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.23 (US$0.04) in the fourth quarter of 2021, compared with non-GAAP adjusted basic net income per ADS of RMB0.16 and non-GAAP adjusted diluted net income per ADS of RMB0.03 in the same period of 2020.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB26.0 billion (US$4.1 billion) in total, compared with RMB18.9 billion as of December 31, 2020.

In the fourth quarter of 2021, net cash provided from operating activities was RMB433.9 million (US$68.1 million).

[5]

Non-GAAP adjusted operating income/(loss) is defined as income/(loss) from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and (iii) amortization of intangible assets resulting from business acquisitions and (iv) compensation cost incurred in relation to continuing service terms in business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted income/(loss) per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. divided by weighted average number of basic and diluted ADS, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Fiscal Year 2021 Financial Results

Net Revenues (including value added taxes (“VAT”) of RMB1,434.0 million and RMB2,620.4 million for the years ended December 31, 2020 and 2021, respectively). Total net revenues in 2021 were RMB4,657.0 million (US$730.8 million), representing an increase of 80.4% from RMB2,580.8 million in 2020, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in 2021 were RMB3,946.9 million (US$619.4 million), representing an increase of 102.7% from RMB1,947.0 million in 2020. The increase was primarily due to an increase in revenues from freight brokerage service as well as rapid growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in 2021 were RMB2,497.8 million (US$392.0 million), an increase of 83.0% from RMB1,365.2 million in 2020, primarily driven by significant growth in transaction volume, partially offset by a decrease in average fee rate to attract more shippers to our service.

•

Freight listing service. Revenues from freight listing service in 2021 were RMB753.0 million (US$118.2 million), an increase of 39.8% from RMB538.7 million in 2020, primarily attributable to an increase in total paying members amid increased shipper demand for our services as our business continued to expand.

•

Transaction commission. Revenues from transaction commissions amounted to RMB696.1 million (US$109.2 million) in 2021, compared with RMB43.1 million in 2020, primarily driven by a rapid ramp-up of commissioned GTV penetration.

Value-added services. Revenues from value-added services in 2021 were RMB710.1 million (US$111.4 million), compared with RMB633.8 million in 2020, mainly attributable to increased revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB893.9 million and RMB1,950.9 million for the years ended December 31, 2020 and 2021, respectively). Cost of revenues in 2021 was RMB2,540.0 million (US$398.6 million), compared with RMB1,316.0 million in 2020. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB2,257.7 million, representing an increase of 105.3% from RMB1,099.7 million in 2020, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in 2021 were RMB837.3 million (US$131.4 million), compared with RMB454.3 million in 2020. The increase was primarily due to an increase in salary and benefits expenses driven by an increase in sales and marketing headcount as well as an increase in advertising and marketing expenses related to the promotion of new initiatives.

General and Administrative Expenses. General and administrative expenses in 2021 were RMB4,271.2 million (US$670.2 million), compared with RMB3,938.6 million in 2020. The increase was primarily due to an increase in share-based compensation expenses.

Research and Development Expenses. Research and development expenses in 2021 were RMB729.7 million (US$114.5 million), compared with RMB413.4 million in 2020. The increase was primarily due to an increase in salary and benefits expenses driven by the higher headcount in research and development personnel, as well as an increase in investment in technology infrastructure.

Loss from Operations. Loss from operations in 2021 was RMB3,795.9 million (US$595.7 million), compared with RMB3,614.6 million in 2020.

Non-GAAP Adjusted Operating Income. Non-GAAP adjusted operating income in 2021 was RMB208.8 million (US$32.8 million), compared with RMB148.0 million in 2020.

Net Loss. Net loss in 2021 was RMB3,654.5 million (US$573.5 million), compared with RMB3,470.5 million in 2020.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in 2021 was RMB450.5 million (US$70.7 million), compared with RMB281.1 million in 2020.

Basic and Diluted Net Loss per ADS and Non-GAAP Adjusted Basic and Diluted Net Income/(Loss) per ADS. Basic and diluted net loss per ADS were RMB6.21 (US$0.97) in 2021, compared with RMB20.97 in 2020. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.10 (US$0.02) in 2021, compared with non-GAAP adjusted basic net income per ADS of RMB0.94 and non-GAAP adjusted diluted net income per ADS of RMB0.20 in 2020.

Business Outlook

The Company expects its total net revenues to be between RMB1.04 billion and RMB1.09 billion in the first quarter of 2022, representing a year-over-year growth rate of approximately 19.8% to 25.3%. These forecasts reflect the Company’s current and preliminary views on the market, operational conditions and the impact of the pending cybersecurity review, recurring COVID-19 related disruptions, extreme weather conditions and production constraints brought about by electricity rationing measures in parts of China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on March 1, 2022 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2021.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
United Kingdom:	08082389063
Singapore:	800-120-5863
Access Code:	8967550

The replay will be accessible through March 8, 2022 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1933830

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net income/(loss) attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income/(loss) per ordinary shareholder and non-GAAP adjusted basic and diluted net income/(loss) per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income/(loss) as income/(loss) from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions and (iv) compensation cost incurred in relation to continuing service terms in business acquisitions. The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. The Company defines non-GAAP adjusted net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per share as non-GAAP net income/(loss) attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per ADS as non-GAAP net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADS, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions, impairment of long-term investment and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net income/(loss) attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income/(loss) per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect is systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,060,391	4,284,291	672,299
Restricted cash – current	86,277	65,822	10,329
Short-term investments	8,731,195	21,634,642	3,394,947
Accounts receivable, net	34,729	29,139	4,573
Amounts due from related parties	—	7,075	1,110
Loans receivable, net	1,313,957	1,777,667	278,955
Prepayments and other current assets	456,802	1,099,607	172,550

Total current assets	20,683,351	28,898,243	4,534,763
Restricted cash – non-current	13,500	13,500	2,118
Property and equipment, net	38,984	102,158	16,031
Investments in equity investees	875,205	1,678,351	263,370
Intangible assets, net	491,279	557,016	87,408
Goodwill	2,865,071	3,124,828	490,354
Deferred tax assets	18,966	20,492	3,216
Other non-current assets	147,000	3,847	604

Total non-current assets	4,450,005	5,500,192	863,101

TOTAL ASSETS	25,133,356	34,398,435	5,397,864

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings	—	9,000	1,412
Accounts payable	23,839	29,381	4,611
Amount due to related parties	172,779	179,859	28,224
Payable to investors of the consolidated trusts	31,400	—	—
Prepaid for freight listing fee	319,924	383,236	60,138
Income tax payable	25,924	31,538	4,949
Other tax payable	446,839	894,592	140,381
Accrued expenses and other current liabilities	941,642	1,206,179	189,276
Total current liabilities	1,962,347	2,733,785	428,991
Deferred tax liabilities	118,783	135,764	21,304
Total non-current liabilities	118,783	135,764	21,304

TOTAL LIABILITIES	2,081,130	2,869,549	450,295

MEZZANINE EQUITY
Convertible redeemable preferred shares	32,846,087	—	—
Subscription receivables	(1,310,140)	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	296	1,416	222
Additional paid-in capital	3,809,060	49,245,773	7,727,736
Accumulated other comprehensive income	1,072,307	538,650	84,526
Subscription receivables	—	(1,310,140)	(205,590)
Accumulated deficit	(13,365,806)	(17,020,254)	(2,670,849)

TOTAL FULL TRUCK ALLIANCE CO. LTD. (DEFICIT)/EQUITY	(8,484,143)	31,455,445	4,936,045
Non-controlling interests	422	73,441	11,524

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(8,483,721)	31,528,886	4,947,569

TOTAL LIABILITIES, MEZZANINE EQUITY AND (DEFICIT)/EQUITY	25,133,356	34,398,435	5,397,864

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB493.8 million and RMB798.6 million for the three months ended December 31, 2020 and 2021, RMB1,434.0 million and RMB2,620.4 million for the year ended December 31, 2020 and 2021, respectively)	850,354	1,241,667	1,429,377	224,300	2,580,820	4,657,019	730,788
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB266.3 million and RMB490.5 million for the three months ended December 31, 2020 and 2021, RMB893.9 million and RMB1,950.9 million for the year ended December 31, 2020 and 2021, respectively)(1)	(398,370)	(842,085)	(658,161)	(103,280)	(1,316,017)	(2,539,998)	(398,581)
Sales and marketing expenses(1)	(161,255)	(190,617)	(239,449)	(37,575)	(454,343)	(837,301)	(131,391)
General and administrative expenses(1)	(2,977,669)	(190,000)	(1,636,157)	(256,749)	(3,938,565)	(4,271,152)	(670,237)
Research and development expenses(1)	(118,977)	(202,892)	(233,648)	(36,664)	(413,369)	(729,668)	(114,501)
Provision for loans receivable	(9,838)	(21,012)	(24,485)	(3,842)	(94,160)	(97,658)	(15,325)

Total operating expenses	(3,666,109)	(1,446,606)	(2,791,900)	(438,110)	(6,216,454)	(8,475,777)	(1,330,035)
Other operating income	10,557	3,213	10,586	1,661	21,031	22,815	3,580

Loss from operations	(2,805,198)	(201,726)	(1,351,937)	(212,149)	(3,614,603)	(3,795,943)	(595,667)
Other income (expense)
Interest income	41,403	70,959	69,118	10,846	209,832	234,651	36,822
Interest expenses	4,407	—	(40)	(6)	(8,367)	(40)	(6)
Foreign exchange (loss) gain	(12,760)	22	(3,911)	(614)	(21,276)	(15,468)	(2,428)
Investment income	3,321	2,886	1,337	210	3,321	28,317	4,444
Unrealized gains (loss) from fair value changes of trading securities and derivative assets	14,733	(7,512)	38,960	6,114	18,140	23,967	3,761
Other (expenses) income, net	(3,993)	21,036	(8,553)	(1,342)	(5,559)	7,067	1,109
Impairment loss	—	(55,811)	(55,756)	(8,749)	(22,030)	(111,567)	(17,507)
Share of gain (loss) in equity method investees	1,103	(1,994)	(6,070)	(953)	(11,054)	(11,321)	(1,777)
Total other income	48,214	29,586	35,085	5,506	163,007	155,606	24,418
Net loss before income tax	(2,756,984)	(172,140)	(1,316,852)	(206,643)	(3,451,596)	(3,640,337)	(571,249)
Income tax expense	(18,629)	(6,157)	(4,208)	(660)	(19,336)	(14,191)	(2,227)

Net loss from continuing operations	(2,775,613)	(178,297)	(1,321,060)	(207,303)	(3,470,932)	(3,654,528)	(573,476)
Net income from discontinued operations, net of tax	—	—	—	—	452	—	—

Net loss	(2,775,613)	(178,297)	(1,321,060)	(207,303)	(3,470,480)	(3,654,528)	(573,476)
Less: net loss attributable to non-controlling interests	(2)	125	23	4	(8)	(80)	(13)
Net loss attributable to Full Truck Alliance
Co. Ltd.	(2,775,611)	(178,422)	(1,321,083)	(207,307)	(3,470,472)	(3,654,448)	(573,463)
Deemed dividend	(120,086)	—	—	—	(120,086)	(518,432)	(81,353)

Net loss attributable to ordinary shareholders	(2,895,697)	(178,422)	(1,321,083)	(207,307)	(3,590,558)	(4,172,880)	(654,816)

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss per ordinary share
Continuing operations	(0.85)	(0.01)	(0.06)	(0.01)	(1.05)	(0.31)	(0.05)
Discontinued operations	—	—	—	—	0.00	—	—
—Basic and diluted	(0.85)	(0.01)	(0.06)	(0.01)	(1.05)	(0.31)	(0.05)
Net loss per ADS*
Continuing operations	(16.97)	(0.17)	(1.23)	(0.19)	(20.98)	(6.21)	(0.97)
Discontinued operations	—	—	—	—	0.00	—	—
—Basic and diluted	(16.97)	(0.17)	(1.23)	(0.19)	(20.97)	(6.21)	(0.97)
Weighted average number of ordinary shares used in computing net loss per share
—Basic and diluted	3,412,976,162	21,478,107,014	21,559,503,192	21,559,503,192	3,423,687,654	13,445,972,280	13,445,972,280
Weighted average number of ADS used in computing net loss per ADS
—Basic and diluted	170,648,808	1,073,905,351	1,077,975,160	1,077,975,160	171,184,383	672,298,614	672,298,614

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	218	1,383	1,428	224	7,842	3,740	587
Sales and marketing expenses	39,142	9,016	9,081	1,425	94,640	56,975	8,941
General and administrative expenses	2,752,842	58,660	1,457,027	228,639	3,341,145	3,728,421	585,071
Research and development expenses	7,989	14,641	13,977	2,193	42,680	48,777	7,654

Total	2,800,191	83,700	1,481,513	232,481	3,486,307	3,837,913	602,253

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(2,805,198)	(201,726)	(1,351,937)	(212,149)	(3,614,603)	(3,795,943)	(595,667)
Add:
Share-based compensation expense	2,800,191	83,700	1,481,513	232,481	3,486,307	3,837,913	602,253
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	115,068	—	—	—	234,113	78,478	12,315
Amortization of intangible assets resulting from business acquisitions	10,984	11,492	11,746	1,843	42,200	45,204	7,093
Compensation cost incurred in relation to acquisitions	—	25,419	17,734	2,783	—	43,153	6,772

Non-GAAP adjusted operating income (loss)	121,045	(81,115)	159,056	24,958	148,017	208,805	32,766

Net loss	(2,775,613)	(178,297)	(1,321,060)	(207,303)	(3,470,480)	(3,654,528)	(573,476)
Add:
Share-based compensation expense	2,800,191	83,700	1,481,513	232,481	3,486,307	3,837,913	602,253
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	115,068	—	—	—	234,113	78,478	12,315
Amortization of intangible assets resulting from business acquisitions	10,984	11,492	11,746	1,843	42,200	45,204	7,093
Compensation cost incurred in relation to acquisitions	—	25,419	17,734	2,783	—	43,153	6,772
Impairment of long-term investment	—	55,811	55,756	8,749	—	111,567	17,507
Tax effects of non-GAAP adjustments	(2,746)	(2,873)	(2,936)	(461)	(10,550)	(11,301)	(1,773)
Less:
Net income from discontinued operations, net of tax	—	—	—	—	452	—	—

Non-GAAP adjusted net income (loss)	147,884	(4,748)	242,753	38,092	281,138	450,486	70,691

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(2,895,697)	(178,422)	(1,321,083)	(207,307)	(3,590,558)	(4,172,880)	(654,816)
Add:
Share-based compensation expense	2,800,191	83,700	1,481,513	232,481	3,486,307	3,837,913	602,253
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	115,068	—	—	—	234,113	78,478	12,315
Amortization of intangible assets resulting from business acquisitions	10,984	11,492	11,746	1,843	42,200	45,204	7,093
Compensation cost incurred in relation to acquisitions	—	25,419	17,734	2,783	—	43,153	6,772
Impairment of long-term investment	—	55,811	55,756	8,749	—	111,567	17,507
Tax effects of non-GAAP adjustments	(2,746)	(2,873)	(2,936)	(461)	(10,550)	(11,301)	(1,773)
Less:
Net income from discontinued operations, net of tax	—	—	—	—	452	—	—

Non-GAAP adjusted net income (loss) attributable to ordinary shareholders	27,800	(4,873)	242,730	38,088	161,060	(67,866)	(10,649)

Non-GAAP adjusted net income(loss) per ordinary share
—Basic	0.01	(0.00)	0.01	0.00	0.05	(0.01)	(0.00)
—Diluted	0.00	(0.00)	0.01	0.00	0.01	(0.01)	(0.00)
Non-GAAP adjusted net income(loss) per ADS
—Basic	0.16	(0.00)	0.23	0.04	0.94	(0.10)	(0.02)
—Diluted	0.03	(0.00)	0.23	0.04	0.20	(0.10)	(0.02)
Weighted average number of ordinary shares used in computing non-GAAP adjusted loss per share
—Basic	3,412,976,162	21,478,107,014	21,559,503,192	21,559,503,192	3,423,687,654	13,445,972,280	13,445,972,280
—Diluted(1)	16,885,364,955	21,478,107,014	21,559,503,192	21,559,503,192	15,901,399,922	13,445,972,280	13,445,972,280
Weighted average number of ADS used in computing non-GAAP adjusted net loss per ADS
—Basic	170,648,808	1,073,905,351	1,077,975,160	1,077,975,160	171,184,383	672,298,614	672,298,614
—Diluted	844,268,248	1,073,905,351	1,077,975,160	1,077,975,160	795,069,996	672,298,614	672,298,614

[1]

Weighted average number of ordinary shares used in computing diluted non-GAAP adjusted loss per share are adjusted by the potentially dilutive effects of unvested restricted shares, convertible redeemable preferred shares and ordinary shares issuable upon the exercise of outstanding share options.